[redacted]

11018325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50671

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash., D.C.
211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Chicago Capital Management, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker, Suite 4375
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark DeRolf (312) 374-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Steven Gerbel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and schedules pertaining to Chicago Capital Management, L.P., as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Partnership nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Steven Gerbel
Managing Member of the General Partner
Chicago Capital Management, L.P.

February 23, 2011
Dated

Notary Public 2/23/2011

OFFICIAL SEAL
MORGAN McGRATH
NOTARY PUBLIC - STATE OF ILLINOIS
COMMISSION NO. 736991
MY COMMISSION EXPIRES AUGUST 12, 2014

Chicago Capital Management, L.P.

(SEC I.D. No. 8-50671)

Statement of Financial Condition as of
December 31, 2010, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

PUBLIC

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Capital Management, L.P. (the "Partnership"), an Illinois Limited Partnership, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chicago Capital Management, L.P. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

CHICAGO CAPITAL MANAGEMENT, L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 272,872
Receivables:	
Interest	277,780
Dividend	16,935
Other	2,761
Securities owned - at fair value, pledged as collateral	80,983,401
Other assets	10,000
Total Assets	$ 81,563,749

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, not yet purchased - at fair value	$ 22,030,247
Payables:	
Brokers, dealers, and clearing organizations	24,254,738
Limited Partners' withdrawals	500,000
Accounts payable and accrued liabilities	78,089
Total Liabilities	46,863,074
Partners' Capital	$ 34,700,675
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 81,563,749

See notes to statement of financial condition.

CHICAGO CAPITAL MANAGEMENT, L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. DESCRIPTION OF BUSINESS

Chicago Capital Management, L.P. (the "Partnership") an Illinois Limited Partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange, Incorporated. The general partner of the Partnership is Brown Trout Management, LLC (the "General Partner"), an Illinois limited liability company.

The Partnership consists of several limited partners, one of which is the Chicago Capital Master Fund, Ltd. (the "Master Fund"). The Master Fund is a Cayman Islands Exempted Company which commenced operations on September 1, 2010. It serves as an investment vehicle into the Partnership for Chicago Capital Management, LLC and Chicago Capital Offshore Fund, Ltd. (collectively the "Funds"). The General Partner serves as the investment manager to the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of securities owned and securities sold, not yet purchased.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. See *Note 3 – Fair Value Disclosure.*

Cash and Cash Equivalents — Cash consists primarily of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased are carried at fair value which is based on quoted market prices, amounts that approximate quoted values, or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. As of December 31, 2010, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's statement of financial

condition for uncertain tax positions. The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners.

Recent Accounting Standards Updates - In January 2010, the Financial Accounting Standards Board ("FASB") amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The Partnership's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in 2011. The Partnership's disclosures of fair value measurements have reflected the adoption of the remaining disclosure guidance in 2010.

3. FAIR VALUE DISCLOSURE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Partnership may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Partnership's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered a Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2010.

There have been no significant transfers of assets between levels within the fair value hierarchy during 2010. The Partnership's securities owned and securities sold, not yet purchased, classified as Level 1 within the fair value hierarchy are valued using the last quoted exchange price. The Partnership's securities owned and securities sold, not yet purchased, classified as Level 2 within the fair value hierarchy are valued using the closing bid price.

Securities Owned — Securities owned include common stock, warrants, convertible corporate bonds and convertible preferred stock, carried at fair value which is based on quoted market prices, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. Common stock and convertible preferred stock are classified as Level 1 within the fair value hierarchy. Convertible corporate bonds and warrants are classified as Level 2 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased, consists of common stock carried at fair value, and classified as Level 1 within the fair value hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's net assets as of December 31, 2010 is as follows:

Valuation Inputs	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities Owned:				
Common Stock	$ 48,591,057	$ -	$ -	$ 48,591,057
Convertible Corporate Bonds	-	31,101,827	-	31,101,827
Convertible Preferred Stock	1,285,344	-	-	1,285,344
Warrants	-	5,173	-	5,173
Total	$ 49,876,401	$ 31,107,000	$ -	$ 80,983,401
Securites Sold, Not Yet Purchased:				
Common Stock	$ 22,030,247	$ -	$ -	$ 22,030,247
Total	$ 22,030,247	$ -	$ -	$ 22,030,247

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2010, other than securities sold, not yet purchased.

4. PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Payables to brokers, dealers, and clearing organizations as of December 31, 2010 consist of the following:

Margin borrowings payable to clearing broker	$ 23,670,739
Amounts payable for unsettled trades	583,999
Total	$ 24,254,738

5. CLEARING AGREEMENT

The Partnership has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to full customer margin requirements of Regulation T. Outstanding margin as of December 31, 2010 is collateralized by securities owned and bears interest equal to the Fed Funds rate plus 75 basis points, or 0.88% as of December 31, 2010. The agreement requires that the Partnership maintain a minimum net equity of $1 million with GSEC.

6. RELATED-PARTY TRANSACTIONS

The partnership agreement provides the General Partner shall solely conduct and manage the business of the Partnership. The General Partner is entitled to one or more fees depending on the class of interests held by the limited partner and the amount invested by such limited partner. The Partnership pays the General Partner a quarterly management fee equal to a percentage of net assets and/or special performance allocation with respect to the cumulative trading profit in each limited partners' capital account at the end of each quarter, as indicated by respective class below.

	Special Allocation	Management Fee (per annum)
Class A	40%	0%
Class B	30%	0%
Class C*	20%	1%
Class D**	0%	0%

*Class C available only to limited partners with at least $3 million invested in the Partnership
**Class D available only to Chicago Capital Master Fund, Ltd.

In addition, to the extent that the Partnership does not generate a cumulative trading profit at the end of a quarter, the Partnership shall reimburse the General Partner for any operating expenses incurred by the General Partner during such calendar quarter. No such reimbursements were required for the for the year ended December 31, 2010.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISKS

In the normal course of business the Partnership enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions reported in the accompanying statement of financial condition are at market value.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts ("credit risk") and from changes in the values of the underlying financial instruments ("market risk"). The Partnership is subject to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The Partnership is subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Partnership's financial condition.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $100,000.

At December 31, 2010, the Partnership had net capital of $16,131,187 which was $14,475,665 in excess of its required net capital of $1,665,522. The Partnership's ratio of aggregate indebtedness to net capital was 1.54 to 1.00.

Capital withdrawals are anticipated to be made by the partners within the first six months of 2011, subject to applicable regulatory limitations.

10. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2010 to assess the need for potential recognition or disclosure in the statement of financial condition. Such events were evaluated through the date the financial statement was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in this statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2011

To the Board of Directors and Partners of
Chicago Capital Management, L.P.
Chicago, Illinois

In planning and performing our audit of the financial statements of Chicago Capital Management, L.P. (the "Partnership") as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required under Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash. D.C.
211

To the Board of Directors of
Chicago Capital Management L.P.
311 South Wacker Drive
Suite 4375
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Chicago Capital Management L.P. (the "Partnership") and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total rounded revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31st , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Chicago Capital Management, LP
311 South Wacker Drive, Suite 4375
Chicago, IL 60606

CHX/8-50671/Dec

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark DeRolf - 312.374.9000

2. A.	General Assessment (item 2e from page 2)		$ $10,245
B.	Less payment made with SIPC-6 filed (exclude interest) 08/03/2010 Date Paid		(-$1,550)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		$8,695
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ $8,695
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ $8,695	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chicago Capital Management, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Administrative Officer
(Title)

Dated the 18th day of February , 20 11 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSE$SMENT

Amounts for the fiscal period
beginning January 1st, 20__
and ending December 31st, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ $3,935,740
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	$240,238
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	$240,238
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-$77,969
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-$77,969
2d. SIPC Net Operating Revenues	$ $4,098,009
2e. General Assessment @ .0025	$ $10,245
	(to page 1, line 2.A.)